EXHIBIT 99.1

Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2014 and 2013
(Expressed in Canadian Dollars)
(Unaudited)

Exeter Resource Corporation Condensed Interim Consolidated Statements of Financial Position (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

		March 31, 2014	December 31, 2013
Assets

Current
Cash and cash equivalents	(Note 4)	$37,759	$40,435
Amounts receivable and prepaid expenses		307	273
Due from related party	(Note 9)	13	21
Other financial assets	(Note 5)	63	63
		38,142	40,792

Property and equipment		120	131
		$38,262	$40,923

Liabilities

Current
Accounts payable and accrued liabilities		$837	$853
Due to related parties	(Note 9)	42	42
		879	895

Shareholders’ Equity

Share capital	(Note 7)	246,089	246,089
Contributed surplus		44,169	43,999
Accumulated deficit		(252,912)	(250,094)
Accumulated other comprehensive income		37	34
		37,383	40,028
		$38,262	$40,923

Contractual Obligations                                                                   (Note 12)

Approved by the Directors:
“Robert Reynolds”	Director
“John Simmons”	Director

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2014	2013
Income
Interest income		$139	$175
Expenses
Accounting and audit		5	16
Administration salaries and consulting	(Note 8)	163	342
Amortization		11	12
Directors’ fees	(Note 8)	100	507
Foreign exchange loss		7	19
General and administration	(Note 11)	164	185
Legal fees		19	24
Management fees	(Note 8)	108	326
Mineral property exploration expenditures	(Notes 6 and 8)	2,149	4,821
Shareholder communications		112	156
Stock exchange listing and filing fees		119	66
		2,957	6,474
Net loss for the period		$2,818	$6,299
Other comprehensive income for the period
Item that may be reclassified to profit or loss:
Currency translation difference		(3)	(31)
Comprehensive loss for the period		$2,815	$6,268

Basic and diluted loss per common share		$(0.03)	$(0.07)

Weighted average number of common shares outstanding		88,407,753	88,407,753.

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Condensed Interim Consolidated Statements of Cash Flows (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

For the three months ended March 31,		2014	2013

Operating Activities
Net loss for the period		$(2,818)	$(6,299)
Non-cash items:
Amortization		11	12
Share-based compensation	(Note 8)	170	1,316
		(2,637)	(4,971)
Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(34)	(478)
Due from related parties		8	17
Due to related parties		-	20
Accounts payable and accrued liabilities		(14)	1,227
Cash flows from operating activities		(2,677)	(4,185)
Investing Activities
Acquisition of investment securities		-	(250)
Cash flows from investing activities		-	(250)

Effect of foreign exchange rate change on cash		1	30

Net decrease in cash and cash equivalents		(2,676)	(4,405)
Cash and cash equivalents – beginning of the period		40,435	55,237
Cash and cash equivalents – end of the period		$37,759	$50,832

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Thousands of Canadian Dollars, Except Share Data) (Unaudited)

	Issued Share Capital
	Number of Shares	Amount	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

Balance - January 1, 2013	88,407,753	$246,089	$40,337	$(231,043)	$16	$55,399
Activity during the period:
-Share-based compensation	-	-	1,316	-	-	1,316
-Other comprehensive income	-	-	-	-	31	31
-Net loss for the period	-	-	-	(6,299)	-	(6,299)
Balance - March 31, 2013	88,407,753	$246,089	$41,653	$(237,342)	$47	$50,447
Activity during the period:
-Share-based compensation	-	-	2,346	-	-	2,346
-Other comprehensive loss	-	-	-	-	(13)	(13)
-Net loss for the period	-	-	-	(12,752)	-	(12,752)
Balance - December 31, 2013	88,407,753	$246,089	$43,999	$(250,094)	$34	$40,028
Activity during the period:
- Share-based compensation	-	-	170	-	-	170
- Other comprehensive income	-	-	-	-	3	3
- Net loss for the period	-	-	-	(2,818)	-	(2,818)
Balance - March 31, 2014	$88,407,753	$246,089	$44,169	(252,912)	37	37,383

See accompanying notes to the condensed interim consolidated financial statements

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

1.	Nature of Business

Exeter Resource Corporation (“Exeter” or the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, it is engaged in the acquisition and exploration of mineral properties located in the Americas.

The Company is in the process of exploring its mineral properties. The continued operations of the Company is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such properties, and the profitable production from or disposition of such properties.

The Company has its primary listing on the Toronto Stock Exchange and a secondary listing on the NYSE-MKT.  The Company’s head office is located at 1660 - 999 West Hastings Street, Vancouver, BC, Canada, V6C 2W2.

2.	Basis of Preparation

These condensed interim consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Accordingly, the accounting policies followed by the Company are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2013, and have been consistently followed in the preparation of these condensed interim consolidated financial statements, except as described below. These condensed interim consolidated financial statements have been prepared in accordance with IFRS, as applicable to interim financial reports including IAS 34 ‘Interim Financial Reporting’.  These consolidated interim consolidated financial statements do not include all the information and note disclosure required by IFRS for annual financial statements, and therefore, should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013.  These condensed interim consolidated financial statements were approved by the Board of Directors on May 14, 2014.

a)	New accounting policy adopted

As of January 1, 2014, the Company adopted the new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards.  The Company has adopted these new and amended standards without significant effect on its financial statements.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance on IAS 31, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.

Amendment to IAS 36 – Impairment of Assets

This amendment addresses the disclosure of information regarding the recoverable amount of impaired assets as that amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event. The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

3.	Financial Instruments

Financial assets and liabilities that are recognized on the statement of financial position at fair value can be classified in a hierarchy that is based on the significance of the inputs used in making the measurements.  The levels in the hierarchy are:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

(in thousands)	Quoted prices in active markets for identical assets (Level 1)
Financial Asset Available-for-sale investments carried at fair value
Shares	$63
Total	$63

The Company has no financial assets or financial liabilities measured at fair value classified as level 2 or level 3.

The carrying amount of accounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term of these financial instruments.

4.	Cash and Cash Equivalents

(in thousands)	March 31, 2014	December 31, 2013
Cash
Investment savings accounts	$37,759	$40,435
Total	$37,759	$40,435

5.	Marketable Securities

The Company holds common shares in San Marco Resources Inc. (“San Marco”) as follows:

	March 31, 2014	December 31, 2013
Number of shares held	1,562,500	1,562,500

(in thousands)
Cost	$250	$250
Market value – beginning of period	$63	$250	*
Change in fair value	-	(187)
Market value – end of period	$63	$63

           * Acquired during the year (Note 6(a)).

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs

a)	Acquisition Costs

Caspiche

By an agreement dated October 11, 2005 and subsequently amended, the Company acquired the right to review a number of properties in the Maricunga region of Chile. Under the terms of the agreement, the Company had the right to earn a 100% interest in the properties by incurring aggregate expenditures of US$2.55 million over five years including conducting 15,500 meters (“m”) of drilling with the vendor retaining a 3% net smelter royalty (“NSR”) in the properties.

Having met the requirements to earn its interest in the properties, effective February 14, 2011 the Company exercised its option and acquired the properties subject to the NSR and the vendor’s buy back right by re-paying certain of the Company’s expenditures incurred on the property if the property is not put into production within 15 years of exercising the option. In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity. The Company is required to make an advance annual royalty payment of US$250,000 up until March 31, 2020 (US$1,000,000 paid to March 31, 2014) and thereafter US$1 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production, should production commence prior to March 31, 2025, at which time the advance royalty will cease and NSR will be payable.

Sideral project

On March 1, 2011 the Company announced it had entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project. The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years. After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a deposit of greater than 100 million tons at a grade of +0.5% copper has been made. Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR. The Company has the right to purchase 50% of the NSR for $10 million.

Water rights option

On February 4, 2011 the Company entered into an option on water rights to a total volume of 300 litres per second from a private Chilean company.  The rights related to surface water flows and were consumptive in nature.  Option payments incurred totalled US$1,100,000 and were expensed as incurred.  In June 2013 the Company withdrew from the option.

Water agreement

On May 8, 2013 the Company’s Chilean subsidiary, Eton, entered into a Water Agreement with Atacama.  The Water Agreement covers the potential exploration for subsurface water associated with granted tenements at Laguna Verde and Cuenca Two, located in northern Chile.  Each company had the rights to a 50% interest in each water tenement granted.  Atacama holds its interest in the tenements pursuant to an option agreement with a related Chilean company Minera Hydro Exploraciones SPA (“Hydro”).  In February 2014, the Water Agreement was amended whereby the Company has the option to acquire 80% of Atacama’s interest from Hydro such that it has a 90% interest in the water tenements and will incur 90% of the costs associated with exploration, and Atacama will incur 10%.  In addition the Company and Atacama are required to pay US$15,000 per litre per second to Hydro for 50% of any water rights approved by the General Directorate of Water Resources in Chile to a maximum of US$1 million.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  Eton and Atacama have agreed to an initial US$ 1.5 million exploration program.  For the period ended March 31, 2014 the Company contributed and expensed approximately US$385,000.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already has a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to maintain these rights, the Company paid US$1.5 million and is required to make 10 further payments of approximately US$600,000 annually commencing December 31, 2013 (paid US$600,000 to March 31, 2014), which are valid for 25 years.  The Company can terminate the agreement, without penalty, if the Caspiche project does not advance.

MEXICO

On March 4, 2013, the Company announced that it had entered into two option and joint venture agreements with Canadian company, San Marco, for the exploration of the Angeles and La Buena gold-silver properties located in Mexico.

Angeles

Exeter had a staged option to earn up to an 70% interest in the Angeles property by incurring an aggregate of $20.0 million in exploration expenditures over 7 years. Exeter was also required to make cash payments totaling $950,000 staged over 7 years.  All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day volume weighted average price (“VWAP”) of San Marco’s shares on the TSX Venture Exchange (“TSX-V”).  The Company paid $100,000 and acquired 625,000 common shares (see Note 5).

The Company terminated the joint venture agreement in December 2013 due to adverse market conditions following the completion of $1 million of committed exploration expenditures.

La Buena

Exeter had the option to earn 60% in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years. All cash payments were to be made by way of a private placement purchase of San Marco’s common shares at a price equal to a premium of 25% to the 20 day VWAP of San Marco’s shares on the TSX-V.  The Company paid $150,000 and acquired 937,500 common shares (see Note 5).

Following completion of $1.4 million in committed expenditures, the Company withdrew from the option in February due to exploration results not meeting expectations.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

The tables below show the Company’s exploration expenditures for the periods ended March 31, 2014 and 2013.

(in thousands)		2014
	Mexico	Chile	Total
Assays	$-	$99	$99
Consultants and contractors	-	191	191
Drilling	6	418	424
Engineering and geological *	17	282	299
Environmental	-	31	31
Field camp	-	43	43
IVA tax	(5)	31	26
Legal and title	2	394	396
Metallurgical	-	228	228
Office operations	2	66	68
Resource development	-	2	2
Travel	2	133	135
Wages and benefits	2	163	165
Water rights option/Access payments	25	17	42
Exploration costs	$51	$2,098	$2,149
Cumulative exploration costs	$2,647	$93,858	$96,505

* Includes share-based compensation as reflected below:

(in thousands)		2014
	Mexico	Chile	Total
Engineering and geological	$5	$45	$50
Total	$5	$45	$50

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

6.	Mineral Properties - Acquisition and Exploration Costs (Continued)

b)	Exploration Costs

(in thousands)		2013
	Mexico	Chile	Total
Assays	$13	$-	$13
Consultants and contractors	-	117	117
Drilling	28	1,941	1,969
Engineering and geological *	109	584	693
Environmental	1	21	22
Field camp	6	458	464
IVA tax	15	152	167
Legal and title	48	367	415
Metallurgical *	-	93	93
Office operations	15	65	80
Resource development	73	11	84
Travel	8	136	144
Wages and benefits *	10	319	329
Water rights option/Access payments	-	231	231
Exploration costs	$326	$4,495	$4,821
Cumulative exploration costs	$326	$84,641	$84,967

* Includes share-based compensation as reflected below:

(in thousands)		2013
	Mexico	Chile	Total
Engineering and geological	$11	$224	$235
Metallurgical	-	41	41
Wages and benefits	-	82	82
Total	$11	$347	$358

7.	Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

8.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: On May 31, 2013, shareholders approved an amended Plan reducing the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan, such that options granted under the Plan may not exceed 10% of the issued and outstanding shares of the Company at the time of the option grant.  No additional options may be granted until the number of options granted falls below the Plan limit.  At December 31, 2013, the maximum number of options issuable under the Plan was 8,840,775.  The Plan provides for a limit on insider participation such that the shares reserved for issuance to insiders does not exceed 10% of the issued and outstanding shares of the Company.  Options granted under the Plan may have a maximum term of ten years, but options granted to date have had a life of 5 years.  Unless subsequently amended, the exercise price of options granted under the Plan will not be less than the last closing market price of the Company’s shares immediately preceding the grant date.  Options granted under the Plan may be subject to vesting at times as determined by the directors of the Company and the Toronto Stock Exchange.

A summary of the changes in share options during the period is as follows:

	March 31, 2014		December 31, 2013
	Options	Weighted Average Exercise Price

			Options	Weighted Average Exercise Price

Options outstanding, beginning of period	8,923,000	$1.30	10,530,150	$1.79
Granted	-	-	2,675,000	1.20
Cancelled	-	-	(1,613,400)	2.22
Forfeited	-	-	(50,000)	1.27
Expired	(230,000)	1.21	(2,618,750)	2.57
Options outstanding, end of period	8,693,000	$1.30	8,923,000	$1.30

There were nil (2013 - nil) options exercised during the period at an average exercise price of $nil (2013 - $nil).

During 2013, option holders voluntarily surrendered 1,603,400 options and the Company accounted for these as cancellations whereby the unvested balance of the original fair value was immediately expensed in the amount of $nil.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

8.	Stock Option Plan (Continued)

The following table summarizes information about the stock options outstanding at March 31, 2014.

Outstanding Options				Exercisable Options
Range of Prices ($)	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
1.01 - 2.00	8,523,000	4.06	$1.27	7,393,000	$1.27
2.01 - 3.00	145,000	0.29	2.60	145,000	2.60
3.01 - 4.00	25,000	0.49	3.99	25,000	3.99
	8,693,000	3.98	$1.30	7,563,000	$1.31

Share-based Compensation

No options were granted by the Company during the period ended March 31, 2014.  The fair value of the 2,675,000 options granted by the Company during the period ended March 31, 2013 was estimated at the grant date using the Black-Scholes option pricing model with the following assumptions:

2013
Expected annual volatility	70%
Risk-free interest rate	1.42%
Expected life	5 years
Expected dividend yield	0.0%

Share-based compensation expense of $170,000 (2013 - $1,316,000) was recognised based on the vesting of options re-priced in 2012 and the vesting of options granted in prior periods with a corresponding amount allocated to contributed surplus.

    Share-based compensation has been allocated as follows:

Three months ended March 31, (in thousands)	2014	2013
Administration salaries and consulting	$33	$247
Directors’ fees	63	456
Management fees	24	255
Mineral property exploration expenditures	50	358
Total	$170	$1,316

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in input assumptions can materially affect the fair value estimate, and, therefore, these models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

9.	Related Party Transactions

An amount due from a related party of $13,000 at March 31, 2014 (December 31, 2013 - $21,000) is for the recovery of common expenditures from one associated company. The amounts due from related parties are non-interest bearing and are due on demand.

Amounts due to related parties of $42,000 at March 31, 2014 (December 31, 2013 - $42,000) is for management, consulting and exploration fees and for expenses incurred while conducting the Company’s business. The amounts due to related parties are non-interest bearing and are due on demand.

During the period ended March 31, 2014 a total of $239,000 (2013 - $250,000) was paid or accrued for related party transactions as described below:

a)
Exploration and consulting fees of $50,000 (2013 - $90,000) were paid or accrued to a corporation of which a Co-Chairman and former President and CEO of the Company is a principal. As at March 31, 2014, the Company had amounts owing of $13,000 (December 31, 2013 - $10,000) to this company.

b)
Exploration fees of $69,000 (2013 - $55,000) were paid or accrued to a corporation controlled by the Vice-President, Development and Operations. As at March 31, 2014, the Company had amounts owing of $20,000 (December 31, 2013 - $20,000) to this company.

c)
Management fees of $44,000 (2013 - $44,000) were paid to a corporation controlled by a Co-Chairman of the Company. As at March 31, 2014, the Company had amounts owing of $9,000 (December 31, 2013 - $12,000) to this company.

d)
Management fees of $62,000 (2013 - $50,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company. As at March 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil) to this company.

e)
The Company paid or accrued rent expense of $14,000 (2013 - $11,000) to a company controlled by a director of the Company. Of this amount, $6,000 (2013 - $6,000) was recovered from a corporation with directors in common. As at March 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil) to this company.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby Mining Limited (“Rugby”).

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other. The net amount provided or incurred by the Company on behalf of Rugby during the period ended March 31, 2014 was $39,000 (2013 - $66,000). As at March 31, 2014, the Company had amounts receivable of $13,000 (December 31, 2013- $21,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

10.           Executive Compensation

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers and the board of directors.

The following compensation has been provided to key management personnel for the three month periods ended March 31, 2014 and 2013.

(in thousands)	2014	2013
Compensation - cash	$282	$235
Share-based payments	164	711
Total	$446	$946

11.           Expenses by Nature

General and administration expense is made up of the following:

Three months ended March 31,
(in thousands)	2014	2013
Bank charges	9	3
Office	50	58
Rent	61	35
Telecommunications	5	7
Transfer agent	5	5
Travel and promotion	34	77
Total	$164	$185

12.	Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2014	2015 - 2016	2017 - 2018	2019 - 2025
Advance royalty payments	$7,186	$-	$553	$553	$6,080
Land easement payments	5,307	663	1,327	1,327	1,990
Office and equipment leases	498	232	266	-	-
Property access agreements	14	14	-	-	-
Property expenditure obligations	1,067	1,067	-	-	-
Total	$14,072	$1,976	$2,146	$1,880	$8,070

Exeter Resource Corporation
Notes to the Condensed Interim Consolidated Financial Statements For the three months ended March 31, 2014 and 2013 (Unaudited)

13.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development. The following disclosures are on a geographic basis:

As at March 31, 2014 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$37,083	$-	$676	$37,759
Amounts receivable and prepaid expenses	253	28	26	307
Due from related parties	13	-	-	13
Other financial assets	63	-	-	63
Property and equipment	1	-	119	120
	37,413	28	821	38,262
Current liabilities	(220)	-	(659)	(879)
	$37,193	$28	$162	$37,383
Three months ended March 31, 2014
Mineral property exploration expenditures	$-	$51	$2,098	$2,149
Net loss	$651	$51	$2,116	$2,818
As at December 31, 2013 (in thousands)	Canada	Mexico	Chile	Total
Cash and cash equivalents	$40,074	$-	$361	$40,435
Amounts receivable and prepaid expenses	169	74	30	273
Due from related parties	21	-	-	21
Other financial assets	63	-	-	63
Property and equipment	1	-	130	131
	40,328	74	521	40,923
Current liabilities	(322)	-	(573)	(895)
	$40,006	$74	$(52)	$40,028
Three months ended March 31, 2013
Mineral property exploration expenditures	$-	$326	$4,495	$4,821
Net loss	$1,454	$326	$4,519	$6,299